TEMPORARY EXPENSE LIMITATION AGREEMENT

This AGREEMENT is made in Boston, Massachusetts, as of the 28th day of April 2026, between Longleaf Partners Small-Cap Fund (the “Fund”), the second series of LONGLEAF PARTNERS FUNDS TRUST, a Massachusetts business trust, and SOUTHEASTERN ASSET MANAGEMENT, INC., a Tennessee corporation (hereinafter referred to as “the Investment Counsel.”).

In consideration of the mutual covenants herein made, the Fund and the Investment Counsel understand and agree as follows:

1. Recitations.

The Board of Trustees of the Fund and the Investment Counsel have agreed to implement an expense cap beginning September 1, 2021 and continuing through April 30, 2023, and would like to extend that date to April 30, 2027.

2. Temporary Fee Cap.

The Investment Counsel and the Fund hereby agree that effective September 1, 2021, the Investment Counsel shall waive its fees and/or reimburse expenses so that total annual fund operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) do not exceed 0.95% of average daily net assets. Amounts waived and/or reimbursed shall not be subject to recoupment by the Investment Counsel. This expense cap shall terminate April 30, 2027, unless the Investment Counsel agrees to an extension.

IN WITNESS WHEREOF, the parties have executed this Temporary Expense Limitation Agreement as of the 28th day of April, 2026.

Southeastern Asset Management, Inc.			Longleaf Partners Small-Cap Fund

	/s/ Ross Glotzbach		/s/ Margaret H. Child
By:	Ross Glotzbach	By:	Margaret H. Child
	CEO		Trustee